DICE HOLDINGS, INC.

3 Park Avenue

New York, New York 10016

July 16, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:    Pamela A. Long

Dice Holdings, Inc.

Registration Statement on

Form S-1 (File No. 333-141876)

Dear Ms. Long:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 19,205,000 shares (including 2,505,000 shares to cover over-allotments) of common stock, par value $0.01 per share, of Dice Holdings, Inc. (the “Company”) be accelerated to July 17, 2007 at 2:00 p.m. E.S.T. or as soon thereafter as may be practicable.

The Company hereby further requests that the effective date of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended (Registration No. 001-33584) (the “Form 8-A” and, together with the Form S-1, the “Registration Statements”), also be accelerated to the same time as the Form S-1.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ Scot W. Melland
Name:	Scot W. Melland
Title:	President and Chief Executive Officer

July 16, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Dice Holdings, Inc.

Registration Statement on Form-S-1

File No. 333-141876

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Dice Holdings, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 17, 2007 at 2:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: June 27, 2007

(ii)	Dates of distribution: June 27, 2007 – July 17, 2007

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5

(iv)	Number of prospectuses so distributed: approximately 12,636

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Credit Suisse Securities (USA) LLC

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Eric Z. Maurus
Name:	Eric Z. Maurus
Title:	Managing Director

Morgan Stanley & Co. Incorporated

By:	/s/ Brian Sauvigne
Name:	Brian Sauvigne
Title:	Vice President

Acting on behalf of themselves and as the representatives of the several underwriters.